

June 18, 2024

Bryan Hall
Executive Vice President
Sunrise Communications AG
Thurgauerstrasse 101b
8152 Glattpark (Opfikon)
Switzerland

       Re: Sunrise Communications AG
          Draft Registration Statement on Form S-4
          Submitted May 23, 2024
          CIK: 0002021938

Dear Bryan Hall:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4

Questions and Answers About the Spin-Off and the Special Meeting
What is the Liberty Globals share premium account and what is share premium used for?, page viii

1.   Please elaborate on the consequences of structuring this transaction by way of a share premium reduction. In particular, please contrast the mechanics of a share premium reduction with a traditional spin-off in the U.S.

Is the completion of the spin-off subject to any conditions?, page x

2.   You indicate the spin-off transaction is conditioned upon the approval of the listing of the Sunrise Class A Common Shares by the SIX. Please advise us whether such approval is expected to occur prior to effectiveness or the shareholder vote.

How does holding Sunrise Class A Common Shares, which are listed on the SIX, impact me?, page xi

3.   Please clarify whether you will facilitate the trading of your Sunrise Class A common shares on U.S. over-the-counter markets such as the OTC Markets such as the OTCQX, OTCQX or the Pink. Further, clarify whether U.S.-based investors that are unable to trade their Sunrise shares on the SIX may result in their shares becoming illiquid and possibly worthless.

4.   You indicate your intention to cease being a public company and cease your reporting obligations under the Exchange Act as soon as practicable. Your cover page should also indicate your intention to cease becoming a reporting company as soon as practicable. Please also clarify your reporting obligations under Sections 15(d) and/or 12(g) of the Exchange Act as a public company upon the effectiveness of your Form F-4.

5.   Please consider adding a Q&A that clarifies that Liberty Global shareholders will now own additional shares in a Swiss company subject to the corporate governance laws of Switzerland instead of Bermuda, and Sunrise will likely have new management that may be majority based outside of the United States as a foreign private issuer. Please highlight material changes in corporate governance. Finally, revise your Risk Factors and Enforceability of Civil Liabilities sections to clarify which of your officers and directors will be located outside of the United States, and discuss the difficulty of bringing actions and enforcing judgements against these individuals.

What votes are required to approve the Proposals?, page xi

6.   You reference that each of the Proposals must be approved by the affirmative vote of a majority of the votes cast by holders of the Voting Shares. Please clarify that Liberty Global Class C common shares do not have a voting right and Class C holders will not vote to approve the spin-off transaction nor the share premium proposal.

Summary
The Spin-Off, page 3

7.   Please consider adding a Summary of the Spin-Off pages similar to Summary of the Offering or Summary of the Merger type pages commonly seen in Form F-4 documents. For example, a listing of the number of shares currently outstanding for each class of common shares for Liberty Global, the approximate number of Sunrise Class A common shares and Class B shares that will be issued, the meeting date, and approximate date of the spin-off transaction.

8.   We note the frequent use the terms "Sunrise" and "Liberty Global" in reference to both prior to and after the spin-off transaction and similar terms such as "Liberty Global group of companies" and the "Liberty Group." In light of the complex nature of this spin-off transaction, please consider adding before and after organizational charts of Sunrise Communications AG and the Sunrise Business as part of Liberty Global.

9.   We note that Liberty Global Class A and C common shareholders will receive Sunrise Class A common shares and Liberty Global Class B shareholders will receive Sunrise Class B shares. Sunrise Class B shares will have the functional equivalent of 10 votes per share, similar to the Liberty Global Class B common shares. However, Liberty Global Class C shareholders have non-voting shares and will now receive Sunrise Class A Common Shares with one vote per share. Please clarify and illustrate in your Q&A and summary how the voting power of these differing Liberty Global shareholder classes will change with their Sunrise shares, as it appears that Liberty Global Class A shareholders will have diluted voting power in Sunrise compared to their voting power in Liberty Global.

Risk Factors
Liberty Global and Sunrise may be unable to achieve some or all of the anticipated benefits that they expect to achieve..., page 12

10.   Please describe what "integrated strategies" you may lose upon the separation of your business to Liberty Global. To the extent that Sunrise's current business is integrated with other non-Sunrise Business units within Liberty Global, please clarify here or in the Business section and discuss whether they will be unwound as part of the transition period after the spin-off.

Background and Reasons for the Spin-Off, page 51

11.   We note your brief disclosure of Liberty Global's hiring of two financial advisors, J.P. Morgan and UBS AG, in connection with your review if the spin-off would be in the best interests of Liberty Global and its shareholders. You also indicated that Liberty Global's management determined there was trading discount of Liberty Global's shares in comparison to the underlying value of its individual businesses. Please clarify J.P. Morgan and UBS AG's role, if any, in determining the perceived trading discount and whether they provided quantitative conclusions as to the amount of such trading discount.

Treatment of Outstanding Liberty Global Compensatory Equity-Based Awards, page 65

12.   Please quantify the number of New Sunrise SARs, New Sunrise RSUs, True-Up Sunrise RSUs and New Sunrise PSUs that will be issued under the Sunrise Transitional Share Adjustment Plan, including the total number of equity shares that are underlying such share awards.

Master Separation Agreement, page 68

13.   Please clarify whether any of the separation agreements require Sunrise to limit its operations in Switzerland or if they are restricted from entering other European markets or markets the post spin-off transaction Liberty Global currently operates in.

14.   To the extent material, please briefly describe the assets and liabilities that Sunrise will transfer to Liberty Global that are not "Sunrise Assets and Liabilities."

<u>Tax Separation Agreement, page 69</u>

15.   Please briefly describe the "certain covenants" that restricts Sunrise's ability to pursue strategic or other transactions. Clarify if these covenants could materially restrict Sunrise's current operations.

<u>Spin-off Related Sunrise Debt Reduction and Sale of Equity Stake, page 71</u>

16.   Please advise us as to the status of the possible Liberty Global equity contribution, selling of an equity stake of Sunrise in connection with the spin-off, and the Sunrise debt reduction. Please revise both this section and the corresponding risk factors and your Q&A and Summary sections when the terms of these transactions have been agreed upon in principle.

<u>The Sunrise Business</u>
<u>General, page 73</u>

17.   Please provide a description of the company's research and development policies for the last three years. In particular, please describe your policies related to 5G for which you state you have invested substantially.

18.   On page 51, you reference that Liberty Global has primarily been focused on its fixed-mobile convergence (FMC) strategy. Please explain what you mean by FMC and how Sunrise's businesses are related to FMC.

<u>Spectrum Holding, page 83</u>

19.   We note that five of your mobile spectrum licenses supporting 3G, 4G, and 5G connectivity will expire in 2028 and four more will expire in 2034. Please provide a description of the size or scope of these expirations may have on your business, such as the percentage of revenue, subscribers or activity related to the networks that are expiring in 2028.

<u>Sunrise Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Overview</u>
<u>Customer churn and ARPU, page 104</u>

20.   We note that your revenues are dependent on your ability to maintain and expand your subscriber base, as well as to balance the size of your subscriber base with ARPU. We also note your disclosure of ARPU when discussing subscription revenues and how revenues were affected by elevated levels of customer churn. It appears ARPU and Churn are key performance indicators used in managing your business. Please provide a qualitative discussion of the changes to these measures for each period presented, along

with comparative period amounts, or explain why you do not believe this disclosure is necessary. We refer you to Part I, Item 5.A of Form 20-F and Section III.D of SEC Interpretive Release 33-6835.

Summary Financial Information of Sunrise, page 105

21.   Regarding your presentation of Adjusted EBITDAaL, we note that you include an adjustment for "lease-related expenses" which is comprised of depreciation and interest expenses for leases arrangements under IFRS 16. This adjustment results in a non-IFRS measure that includes individually tailored accounting principles. Please revise your calculation of Adjusted EBITDAaL to remove the adjustment for lease payments. Please refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Also clearly identify all non-IFRS measures as such throughout the document.

22.   Please revise to provide the comparable IFRS measure of net loss/income margin with equal or greater prominence to your non-IFRS measure of Adjusted EBITDAaL margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Results of Operations, page 108

23.   Please provide a more comprehensive discussion and analysis of your operating results at the segment reporting level as presented in Note 5 of your financial statements, including the segment performance measure used by the CODM. Analysis of reportable segment information, including cost of revenues, and segment performance margins should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss. Known trends, demands, commitments, events or uncertainties within a segment, among the factors used by management to evaluate that segment, should be discussed in MD&A. We refer you to Part I, Item 5.A of Form 20-F.

24.   Your presentation of consolidated Adjusted EBITDAaL on pages 115 and 118 in any context other than the IFRS 8 required reconciliation in Note 5 on page F-19 is considered the presentation of a non-IFRS financial measure. Please remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations related to non-GAAP measures.

Variation of Class Rights, page 156

25.   Please clarify whether Sunrise Class A Common Shareholders would receive separate class voting rights if voting or economic rights of Class A Common Shares are changed. The current disclosure references only a Simple Majority and a separate Class B vote.

Security Ownership Certain Beneficial Owners of Sunrise, page 172

26.   Please disclose the natural person(s) that hold investment and/or voting power over the shares held by Artisan Partners Limited Partnership and Harris Associates L.P., and their respective affiliates.

Annex D - Liberty Global Ltd. Unaudited Pro Forma Condensed Consolidated Financial Statements , page D-1

27.   In regard to both Liberty Global's and Sunrise's pro forma financials, we note you expect to enter into separation, transitional and service agreements in connection with the Spin-Off. Please disclose the material terms of these agreements, as applicable, including any amounts you expect to pay under the agreements, and, to the extent factually supportable, revise your pro forma financial statements to include adjustments for such amounts. Please also expand your disclosures to explain how costs to be incurred under the agreements compare to the historical allocated costs.

28.   In regard to your reference to Note (1b), please provide the note or correct the reference.

29.   In regard to notes (II) and (III), please expand your disclosures to more comprehensively describe and quantify the presentation, classification and measurement differences between IFRS and US GAAP associated with the adjustments as shown on the pro forma financials.

30.   Please describe and quantify the additional estimated transaction costs in footnote (3). Also, clarify how you have given effect to these costs within your pro forma income statement and advise us. Refer to Rule 11-02 (a)(6)(i)(B) of Regulation S-X.

Annex E - Sunrise Communications AG - Unaudited Pro Forma Condensed Consolidated Financial Statements, page E-1

31.   Please describe and quantify, as applicable, the additional estimated Spin-Off costs in footnote (3). Also, clarify how you have given effect to these costs within your pro forma income statement and advise us. Refer to Rule 11-02 (a)(6)(i)(B) of Regulation S-X.

32.   Please quantify how you estimated the reduction of realized and unrealized losses on derivative instruments described in note (6).

Consolidated Statements of Changes in Equity, page F-6

33.   We note from that the "Contributions in excess of distributions and accumulated losses" balance includes not only capital contributions by, and distribution to, the parent but also net losses. The nature of capital contributions and distributions are considered substantively different than the capital earned or used from your earnings process. Accordingly, please present a line-item for accumulated losses or tell us how you determined that your presentation provides appropriate information for the reader to effectively differentiate contributions by owners from accumulated losses and how

your aggregation of these amounts complies with IAS 1. Refer to IAS 1, paragraphs 78(e), 106, and 108.

Note 6. Revenue from Contracts with Customers, page F-20

34.   We note Sunrise recognizes revenue from mobile and fixed services over the contractual period. Please revise your disclosure to describe the typical contract terms of each service, including the length of the contract periods.

Note 25. Related Party Transactions, page F-25

35.   Regarding the related party charges and expense allocations, please disclose the allocation methods used along with management's assertion that the method used is reasonable pursuant to SAB Topic 1:B.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology